Filed by Office Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diversified Healthcare Trust

Commission File No. 001-15319

Registration Statement on Form S-4: 333-272105

Date: May 26, 2023

On May 26, 2023, Office Properties Income Trust issued the following press release.

FOR IMMEDIATE RELEASE

Office Properties Income Trust Commences the Implementation of its
Financing Strategy for its Merger with Diversified Healthcare Trust with the Closing of a $30.7 Million Mortgage Loan

New Loan Secured by a Government Occupied Property in Landover, Maryland

Newton, MA (May 26, 2023): Office Properties Income Trust (Nasdaq: OPI) today announced that it has commenced the implementation of its financing strategy for its merger with Diversified Healthcare Trust (Nasdaq: DHC) with the closing of a $30.7 million loan secured by a 266,000 square foot, 100% government occupied property located in Landover, Maryland. This non-recourse, 10-year CMBS loan carries an all-in fixed interest rate of 7.21% with five years of interest-only payments followed by five years of amortization on a 30-year amortization period. The loan to value ratio on the financing is nearly 50% and the implied capitalization rate based on the appraised value is 6.2%.

As previously disclosed, in connection with the announcement of OPI’s proposed merger with DHC, OPI obtained a bridge loan commitment from JPMorgan Chase Bank, NA for $368 million of proceeds. OPI’s overall financing strategy is to separately secure loans on certain of the bridge loan collateral properties on more attractive terms than the bridge loan facility, and this new loan is the first step in implementing that strategy. OPI is in active discussions for other financings of bridge loan collateral properties prior to, or simultaneous with, the closing of the merger, which is expected to occur during the third quarter of 2023.

Matthew Brown, OPI’s Chief Financial Officer and Treasurer, made the following statement:

“This loan serves as a testament to OPI’s highly financeable portfolio of properties. The fact that we were able to readily execute this mortgage in today’s market conditions speaks to the financial community’s confidence in OPI and our high-quality assets. We plan to leverage our high quality portfolio to finance our acquisition of DHC on more attractive terms than the bridge provides.”

About Office Properties Income Trust

OPI is a national real estate investment trust focused on owning and leasing high quality office and mixed-use properties in select growth-oriented U.S. markets. As of March 31, 2023, approximately 63% of OPI's revenues were from investment grade rated tenants. OPI owned and leased 157 properties as of March 31, 2023, with approximately 20.9 million square feet located in 30 states and Washington, D.C. In 2023, OPI was named as an Energy Star® Partner of the Year for the sixth consecutive year. OPI is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with over $37 billion in assets under management as of March 31, 2023, and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. OPI is headquartered in Newton, MA. For more information, visit opireit.com.

Warning Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever OPI uses words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, it is making forward-looking statements. These forward-looking statements are based upon OPI’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by OPI’s forward-looking statements as a result of various factors. For example: OPI expects to complete additional secured financings of its properties as part of its overall financing strategy to complete the proposed merger with DHC. However, OPI may not be able to obtain any such additional secured financings within the expected timeframe, on the expected terms or at all. Accordingly, OPI may not be able to successfully implement its overall financing strategy for the proposed merger with DHC. In addition, the closing of the proposed merger with DHC is subject to the satisfaction or waiver of closing conditions, and OPI cannot be sure that any or all of these conditions will be satisfied or waived. Therefore, the proposed merger may not close on the contemplated terms or at all or it may be delayed.

The information contained in OPI’s filings with the Securities and Exchange Commission, or SEC, including under the caption “Risk Factors” in OPI’s periodic reports or incorporated therein, identifies important factors that could cause OPI’s actual results to differ materially from those stated or implied by OPI’s forward-looking statements. OPI’s filings with the SEC are available at the SEC’s website at www.sec.gov.

You should not place undue reliance upon forward-looking statements.

Except as required by law, OPI does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Important Additional Information About the Merger

In connection with the proposed merger, OPI has filed a registration statement on Form S-4 with the SEC, containing a preliminary prospectus and related materials to register OPI’s common shares of beneficial interest, $.01 par value per share, to be issued in the merger. OPI and DHC intend to file a definitive joint proxy statement/prospectus and other documents concerning the merger with the SEC. The proposed transaction involving OPI and DHC will be submitted to OPI’s and DHC’s shareholders for their consideration. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OPI, DHC AND THE MERGER. When available, the relevant portions of the joint proxy statement/prospectus will be mailed to OPI’s and DHC’s shareholders. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by OPI with the SEC may be obtained for free on OPI’s Investor Relations website at www.opireit.com/investors or by contacting the OPI Investor Relations department at 1-617-219-1410.

In addition to the registration statement and joint proxy statement/prospectus filed or expected to be filed, OPI files annual, quarterly and current reports and other information with the SEC. OPI’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

OPI and certain of its trustees and executive officers, DHC and certain of its trustees and executive officers, and RMR, the manager of OPI and DHC, and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from OPI’s and DHC’s shareholders in connection with the merger. Certain information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OPI’s and DHC’s shareholders in connection with the merger and a description of their direct and indirect interests are and will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about OPI’s trustees and executive officers is included in the proxy statement for OPI’s 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Information about DHC’s trustees and executive officers is included in the proxy statement for DHC’s 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Contact:
Kevin Barry, Director, Investor Relations
(617) 219-1410

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